UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

MEI Pharma, Inc.

(Name of Issuer)

Common Stock, $0.00000002 par value

(Title of Class of Securities)

55279B202

(CUSIP Number)

JACOB MA-WEAVER CABLE CAR CAPITAL LLC 601 California Street, Suite 1151 San Francisco, California 94108 (415) 857-1965	BRUCE R. WINSON ANSON FUNDS MANAGEMENT LP 16000 Dallas Parkway, Suite 800 Dallas, Texas 75248 (214) 866-0202

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Funicular Funds, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		611,440
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

611,440
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

611,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Cable Car Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		611,440
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

611,440
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

611,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Jacob Ma-Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		611,440
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

611,440
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

611,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson Investments Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		841,674
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

841,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

841,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.6%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

AIMF GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		841,674
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

841,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

841,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.6%
14	TYPE OF REPORTING PERSON

HC, OO

6

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson East Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		214,304
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

214,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

214,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

AEMF GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		214,304
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

214,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

214,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

HC, OO

8

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		37,210
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

37,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

AOMF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		37,210
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

37,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

HC, OO

10

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,093,188
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,093,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,093,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%
14	TYPE OF REPORTING PERSON

IA, PN

11

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,093,188
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,093,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,093,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%
14	TYPE OF REPORTING PERSON

HC, OO

12

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,093,188
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,093,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,093,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%
14	TYPE OF REPORTING PERSON

HC, IN

13

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,093,188
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,093,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,093,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%
14	TYPE OF REPORTING PERSON

FI, CO

14

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Amin Nathoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,093,188
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,093,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,093,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%
14	TYPE OF REPORTING PERSON

HC, IN

15

CUSIP No. 55279B202

1	NAME OF REPORTING PERSON

Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,093,188
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,093,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,093,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%
14	TYPE OF REPORTING PERSON

HC, IN

16

CUSIP No. 55279B202

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The beneficial ownership reported herein has been rounded to the nearest whole share, as applicable.

Item 4.	Interest in Securities of the Issuer

Item 4 is hereby amended to add the following:

On October 31, 2023, the Issuer entered into a cooperation agreement (the “Cooperation Agreement”) with the Reporting Persons and Taheer Datoo (“Mr. Datoo” and together with the Reporting Persons and their affiliates, the “Investor Group”) and solely for the purpose of Sections 1(f) and 2 of the Cooperation Agreement, James Flynn (“Mr. Flynn”) and solely for the purposes of Section 2 of the Cooperation Agreement, Mark Feldberg.

Pursuant to the terms of the Cooperation Agreement, the Issuer agreed, among other things, effective as of the date of the Cooperation Agreement (the “Effective Date”), (i) to appoint Messrs. Datoo and Flynn (collectively, the “Investor Directors”) and Steven Wood (together with the Investor Directors, the “New Directors”) to the Board of Directors (the “Board”), with terms expiring at the Issuer’s annual meeting of stockholders for the fiscal year ending June 30, 2024 (the “2024 Annual Meeting”), (ii) to accept the resignations tendered by each of Daniel P. Gold, Ph.D., Tamar D. Howson and Sujay R. Kango from the Board, (iii) that through the end of the Issuer’s annual meeting of stockholders for the fiscal year ending June 30, 2026 (the “2026 Annual Meeting”), the size of the Board shall not exceed eight members without the prior written consent of the Investor Group, (iv) to form a capital allocation committee of the Board (the “Capital Allocation Committee”) to advise the full Board on the Issuer’s strategic allocation of capital to support (x) the development of the its drug candidate programs and (y) other value creation or preservation measures, with a view toward maximizing stockholder value. Under the Cooperation Agreement, the Capital Allocation Committee will consist of no more than five directors, comprised of the New Directors and two other directors to be designated by the Board, with the Chair to be recommended by the Nominating and Governance Committee of the Board. The New Directors will also be nominated for election at the 2024 Annual Meeting and were appointed to certain committees of the Board as set forth in the Cooperation Agreement.

The Cooperation Agreement also provides that promptly following the Effective Date, the Issuer will take the necessary and appropriate actions to declare, no later than five business days after the Effective Date, a special cash dividend of not less than $1.75 per Share, which dividend shall be paid no more than 30 days following the date of declaration. The Issuer further agreed that if (i) at least 17 patients in Cohort 1 of the current ME-344 phase 1b clinical trial (“Protocol ME-344-003”) have disease progression prior to week 16 of treatment or (ii) the Board otherwise determines, no sooner than 180 days following the Effective Date and prior to the initiation of Cohort 2 of Protocol ME-344-003, not to proceed with said Cohort 2, the Issuer will take the necessary and appropriate actions to effect a second return of capital of approximately $9.33 million in the aggregate, in the form of a dividend or tender offer, as determined in the discretion of the Board. The Cooperation Agreement further sets forth, among other things, certain subscription requirements for the Investor Group in the event the Board determines to effectuate the second return of capital in the form of a tender offer.

17

CUSIP No. 55279B202

Pursuant to the Cooperation Agreement, if either of the Investor Directors (or any replacement director thereof) is unable or unwilling to serve as a director or ceases to be a director for any reason at any time prior to the Termination Date (as defined below), then the Investor Group has the ability to recommend a substitute person to serve on the Board who meets certain qualifications in accordance with the terms and procedures set forth in the Cooperation Agreement. The Investor Group’s right with respect to the replacement of any Investor Director is contingent upon the Investor Group beneficially owning in the aggregate at least 10.0% of the Issuer’s then outstanding Shares (the “Minimum Ownership Amount”); provided that at any time the Cable Car Investors and the Anson Investors (each as defined in the Cooperation Agreement) cease to be members of a Section 13(d) group with one another following the Effective Date, then the Minimum Ownership Amount shall be based on 3% of the outstanding Shares beneficially owned in the aggregate by the Cable Car Investors and 7% of the outstanding Shares beneficially owned in the aggregate by the Anson Investors. The Cooperation Agreement further provides that in the event the Investor Group ceases to beneficially own the Minimum Ownership Amount, the Investor Group will cause each of the Investor Directors to offer their resignation from the Board (subject to the Board’s discretion as to whether to accept or reject such resignations).

Pursuant to the Cooperation Agreement, the Investor Group irrevocably withdrew its solicitation of written consents from the Issuer’s stockholders to take certain actions without a stockholders’ meeting (the “Consent Solicitation”) and nomination of director candidates for election to the Board at the 2024 Annual Meeting, and all related materials and notices submitted to the Issuer in connection therewith. The Investor Group also agreed to irrevocably cease any and all solicitation and other activities in connection with the Consent Solicitation.

Under the Cooperation Agreement, in connection with the 2024 Annual Meeting and the Issuer’s annual meeting of stockholders for the fiscal year ending June 30, 2025 (the “2025 Annual Meeting”), the Investor Group is required to vote all Shares beneficially owned (a) in favor of the election of all of the director nominees recommended for election by the Board and (b) in accordance with the Board’s recommendation on all other proposals; provided, however, that in the event that ISS or Glass Lewis (each as defined therein) recommend otherwise with respect to any proposals (other than the election of directors), the Investor Group is permitted to vote in accordance with the ISS or Glass Lewis recommendation; provided, further, that the Investor Group is permitted to vote in its sole discretion with respect to any publicly announced proposals relating to an Extraordinary Transaction (as defined in therein).

From the period commencing on the Effective Date until the Termination Date, the Investor Group also agreed to certain customary standstill provisions, generally prohibiting it from, among other things, (i) engaging in any solicitation of proxies or consents, (ii) entering into any voting agreement or forming, joining or acting in concert with any “group” (other than among the Investor Group), (iii) making or participating in any offer or proposal with respect to any Extraordinary Transaction either publicly or in a manner that would reasonably require public disclosure by the Issuer or the Investor Group, (iv) seeking, alone or in concert with others, election or appointment to the Board, or the removal of any directors, or bring any other business before any meeting of the Issuer’s stockholders or through a consent solicitation, (v) initiating, knowingly encouraging or participating in any “withhold” or similar campaign with respect to any meeting of the Issuer’s stockholders or action by consent, or (vi) acquiring ownership of any Shares or other Issuer securities not beneficially owned by the Investor Group immediately prior to the Effective Date.

Additionally, under the Cooperation Agreement, the Issuer and the Investor Group made certain customary representations, agreed to mutual non-disparagement provisions, and the Issuer agreed to issue a mutually agreeable press release announcing certain terms of the Cooperation Agreement.

The Cooperation Agreement will terminate on the date that is the earlier of (a) 45 days before the nomination window closes under the Issuer’s Fifth Amended and Restated By-Laws for the 2026 Annual Meeting, and (b) 120 days prior to the first anniversary of the 2024 Annual Meeting (the “Termination Date”).

18

CUSIP No. 55279B202

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

As set forth above in Item 4, on October 31, 2023, the Investor Group entered into the Cooperation Agreement with the Issuer. The Cooperation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated October 31, 2023 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 1, 2023).

19

CUSIP No. 55279B202

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2023

CABLE CAR CAPITAL LLC

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member

FUNICULAR FUNDS, LP

By:	Cable Car Capital LLC

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member

/s/ Jacob Ma-Weaver
JACOB MA-WEAVER

ANSON FUNDS MANAGEMENT LP

By:	Anson Management GP LLC, its general partner

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Manager

20

CUSIP No. 55279B202

ANSON ADVISORS INC.

By:	/s/ Amin Nathoo
	Name:	Amin Nathoo
	Title:	Director

By:	/s/ Moez Kassam
	Name:	Moez Kassam
	Title:	Director

ANSON INVESTMENTS MASTER FUND LP

By:	AIMF GP LLC, its general partner

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Director

AIMF GP LLC

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Director

ANSON EAST MASTER FUND LP

By:	AEMF GP LLC, its general partner

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Director

AEMF GP LLC

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Director

21

CUSIP No. 55279B202

ANSON OPPORTUNITIES MASTER FUND LP

By:	AOMF GP, LLC, its general partner

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Director

AOMF GP, LLC

By:	/s/ Bruce R. Winson
	Name:	Bruce R. Winson
	Title:	Director

/s/ Bruce R. Winson
Bruce R. Winson

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam

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